UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Plan of Compliance Accepted by NYSE Amex

Resolves Section 704 Annual General Meeting Requirement

Plan to Resolve Sections 1003(a)(i-ii) and 1003(a)(iv) Minimum Stockholders’
Equity, Losses from Continuing Operations and Financial Impairment Accepted

Shanghai, China, October 10, 2011 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that the NYSE Amex LLC (“NYSE
Amex” or “Exchange”) has notified the Company that it has regained compliance with the continued listing standards set forth in Section 704 of the NYSE Amex
Company Guide (“Company Guide”) and accepted the Company’s plan of compliance
(the “Plan”) with regards to Sections 1003(a)(i-ii) and 1003(a)(iv) of the
Company Guide related to minimum stockholders’ equity, losses from continuing operations  and financial impairment.

As previously disclosed, the Company received notice of noncompliance on April
4, 2011 with Section 704 of the Company Guide from the NYSE Amex, which required the Company to hold an annual meeting of its stockholders during 2010 for the fiscal year ended December 31, 2009. On September 13, 2011, the Company held its
2011 annual general meeting of shareholders, which also served as the Company’s
2010 annual general meeting of shareholders. The Exchange notified the Company on September 20, 2011 that it has resolved the annual meeting deficiency referenced in the NYSE Amex letter dated April 4, 2011.

Also previously announced, the Company received a notice on July 15, 2011 that the Company was not in compliance with (1) Section 1003(a)(i) of the Company
Guide because it reported stockholders' equity of less than $2,000,000 as of
December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010, (2) Section
1003(a)(ii) of the Company Guide because it reported stockholders' equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of its four most recent fiscal years ended
December 31, 2010 and (3) Section 1003(a)(iv) of the Company Guide because, in the opinion of the Exchange, the Company's losses and its existing financial resources brought into question whether it would be able to continue operations and/or meet its obligations as they mature.  On October 6, 2011, the Exchange notified the Company that it accepted the Company’s Plan, and determined that, in accordance with Section 1009 of the Company Guide, the Company reasonably demonstrated its ability to regain compliance with Section 1003(a)(iv) of the
Company Guide by January 17, 2012, and with Section 1003(a)(i) and Section
1003(a)(ii) of the Company Guide by January 15, 2013 (the “Plan Periods”). The
Company will be subject to periodic reviews by Exchange Staff during its Plan
Periods.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the risk that if the Company fails to make progress consistent with meeting the Plan of Compliance accepted by the
Exchange, it may be delisted; the Company’s ability to continue to meet the continued listing requirements as set forth in the Company Guide; the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange
Commission.  SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:  Ashley De Simone: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: October 11, 2011	By:	Wilfred Chow
	Name:	Wilfred Chow
	Title:	Chief Financial Officer